

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Donald L. Walford
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

> **Re:     Three Forks, Inc.**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed January 31, 2014**
> **File No. 000-55033**
>
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2014**
> **File No. 333-192228**
>
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed January 31, 2014**
> **File No. 000-55033**
>
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed February 19, 2014**
> **File No. 000-55033**

Dear Mr. Walford:

    We have reviewed your response letter dated January 31, 2014 as well as your amended filing and registration statements and have the following additional comments.

    Please respond to this letter by amending your periodic filing and registration statements and providing the requested information.  Alternatively, for your periodic filing, you may provide the requested information or advise us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

Financial Statements

General

1.      It appears, in response to comment 1 in our letter dated November 26, 2013, that you amended your Form 10-Q for the fiscal quarter ended September 30, 2013 to adjust the historical periods of the registrant, Three Forks, Inc., to include the results of operations of the predecessor, Five Jab, Inc., prior to its acquisition.   Please explain your basis for this financial statement presentation.  As part of your response, please tell us how you considered providing separate financial statements of both the acquired/predecessor business (i.e., Five Jab, Inc.) and the registrant (i.e., Three Forks, Inc.) in the filing.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 31, 2014

Glossary, page 5

2.      Please expand the Glossary to include a definition of proved oil and gas reserves that conforms to Rule 4-10(a)(22) of Regulation S-X.

Three Forks, Inc. Financial Statements, page F-1

Balance Sheets, page F-3

3.      Please add disclosure, where appropriate, to describe the nature of the line item titled "Due on acquisition of oil and gas properties."

Statement of Stockholders' Equity, page F-5

4.      Please expand your disclosure, where applicable, to describe the nature of the line items titled "Distributions to working interest owners of five jab inc." and "Adjustment to equity of five jab inc.," including how such amounts are determined.

Statement of Cash Flows, page F-6

5.      We note the addition of the financing activity line item titled "Distributions to working interest owners – five jab inc."  Please explain the nature of these payments and confirm, if true, that such distributions were paid in cash or otherwise advise.

Note 15 – Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

6.      It is not clear to us why you included the reserves and production of your predecessor, Five Jab, Inc., for periods prior to the date on which you held a working interest.  Please explain the basis for this presentation or revise as appropriate.

Amendment No. 2 to Registration Statement on Form 10 Filed January 31, 2014

Three Forks, Inc. Financial Statements

Note 15 – Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

7.      You disclose on page F-19 that the Company has used the reserves and present values prepared by Ralph E. Davis as of December 31, 2012 to prepare the estimates as of June 30, 2013.  Please reconcile this disclosure to the presentation of such information as of September 30, 2013.

Estimated Quantities of Proved Oil and Gas Reserves, page F-19

8.      Based on the supplemental information proved in response to comment 13 in the letter dated November 26, 2013, it appears that the oil and natural gas prices disclosed on page F-19 and elsewhere on page F-32 include the adjustments for price differentials.  Please revise your disclosure to clarify that the prices as presented are after adjustments for contractual differentials and that your natural gas prices are presented as $/Mcf.  Alternatively, revise your disclosure to present the prices before adjustments for contractual differentials.

9.      We note the future cash inflows disclosed on page F-20 and elsewhere on page F-33 for the period ending December 31, 2012 have increased approximately 34% from the $29,686,000 as disclosed in Amendment No. 1 to $39,729,000.  We also note the standardized measure has increased approximately 46% from the $6,405,000 as disclosed in Amendment No. 1 to $9,379,000.  Considering the changes as noted, please tell us why the net oil and gas reserves as of December 31, 2012 remain unchanged from the quantities previously disclosed in Amendment No. 1 to your filing on Form 10-12G.

Standardized Measure of Discounted Future Net Cash Flows, page F-20

10.     Please affirm to us that the future development costs used in the revised calculation of the standardized measure of discounted future net cash flows for each of the periods presented on page F-20 and elsewhere on page F-33 includes the cost to plug and abandon your proved properties.  Please refer to comment 17 in our letter dated September 26, 2013.

11.    We have read your response to comment 16 in our letter dated November 26, 2013. However, it is unclear from the supplemental information provided in your response how the Company incorporates oil and natural gas prices which differ from those used in the December 31, 2012 reserve report in determining the future cash inflows for other periods.  We re-issue our prior comment 16 in part and ask that you explain to us each of the factors and adjustments and how they were applied to the Ralph E. Davis Associates, Inc. reserve report to derive the future cash inflows for the periods ending December 31, 2011 and September 30, 2013.

Amendment No. 3 to Registration Statement on Form 10 Filed February 19, 2014

12.    We note your response to prior comment 19, and we reissue such comment in part. While you have re-field Exhibit 10.18 to include sub-exhibits "A" (Secured Promissory Note Holders) and "B" (Pledged Collateral Description) to the Form of Convertible Promissory Note & Mortgage, Security and Pledge Agreement, you have not re-filed Exhibit 10.12 to include sub-exhibits "A" through "C."  These sub-exhibits are currently labeled as "omitted," which, as discussed previously, is not allowed per Item 601(b)(10) of Regulation S-K.  Please file a complete version of this agreement, omitting only those portions that are the subject of a confidential treatment request.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:      Mr. Michael A. Littman